UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

_________________________

NEW FRONTIER MEDIA, INC.

(Name of Subject Company (Issuer))

FLYNT BROADCAST, INC.

(Offeror)

A Wholly Owned Subsidiary of

LFP BROADCASTING, LLC

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

_________________________

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

644398109

(CUSIP Number of Class of Securities)

Michael H. Klein President LFP Broadcasting, LLC 8484 Wilshire Blvd. Suite 900 Beverly Hills, California 90211 (323) 651-5400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_________________________

Copy to:

Charles F. Hertlein, Jr.

Dinsmore & Shohl LLP

255 East Fifth Street

Suite 1900

Cincinnati, Ohio 45202

(513) 977-8200

_________________________

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*

A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

--

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

n/a

Filing Party:

n/a

Form of Registration No.:

n/a

Date Filed:

n/a

x

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

x

Third-party tender offer subject to Rule 14d-1.

_

Issuer tender offer subject to Rule 13e-4.

_

Going-private transaction subject to Rule 13e-3.

_

Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. __

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

_

Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

_

Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Flynt Broadcast, Inc. (“Purchaser”), a wholly owned subsidiary of LFP Broadcasting, LLC (“LFP”), for all of the outstanding shares of common stock, par value $0.0001 per share, of New Frontier Media, Inc. (“New Frontier”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 15, 2012, by and among LFP, Purchaser and New Frontier.

The tender offer described in the attached exhibits has not yet commenced.  The description contained therein is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the offer is commenced, LFP will file a Tender Offer Statement on Schedule TO containing an Offer to Purchase, a related Letter of Transmittal and other documents relating to the tender offer, and thereafter New Frontier will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer.  New Frontier stockholders and other investors are urged to read the tender offer materials and the Solicitation/Recommendation Statement when they become available because they will contain important information which should be read carefully before any decision is made with respect to the tender offer.  The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Schedule 14D-9, will be sent free of charge to all New Frontier stockholders.  In addition, all of these materials will be made available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov.  New Frontier stockholders and other investors may also obtain these materials free of charge (when they become available) for free by contacting the information agent for the tender offer.

Exhibit Index

Exhibit

Description

99.1

Joint Press Release, dated October 15, 2012, issued by LFP Broadcasting, LLC and New Frontier Media, Inc.